THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue, Unit 9B2
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

January 5, 2012

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:           Pamela Long – Assistant Director

Re:	GlyEco, Inc.
Current Report on Form 8-K
File November 28, 2011
File No.: 000-30396

Dear Ms. Long:

On behalf of our client, GlyEco, Inc., a Nevada corporation (the “Company”), we respectfully request an extension to respond to the Staff’s comment letter, dated December 23, 2011, addressed to John Lorenz, the President and Chief Executive Officer of the Company, regarding the above-captioned matter from Monday, January 9, 2012 (ten business days after the date of the letter) until Wednesday, January 18, 2012.

Please do not hesitate to contract me at phone number (954) 303-8027, or email address philmagri@sourlislaw.com, with your decision and/or if you have any questions regarding this matter.

Thanking you in advance for your assistance and cooperation.

Very truly yours,

/s/ Philip Magri

cc: John Lorenz
Virginia Sourlis, Esq.